Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: August 3, 2007

Important Information

In connection with the offer, RBS has filed with the SEC a Registration Statement on Form F-4, which constitutes a prospectus. The Banks have also filed a Tender Offer Statement on Schedule TO, and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a transcript of an excerpt from remarks made by Sir Fred Goodwin, Group Chief Executive, Royal Bank of Scotland, that were broadcast to the employees of RBS on August 3, 2007.

TRANSCRIPT OF EXCERPT FROM REMARKS BY SIR FRED GOODWIN BROADCAST TO RBS EMPLOYEES ON AUGUST 3, 2007

Presenter

Let me just start off mentioning the US side of the business because La Salle is now out of the mix. Just explain to me how it affects the attractiveness of the bid for you and your US business?

Sir Fred Goodwin

We’re disappointed that it has gone, we would like to own La Salle — it would fit very well with our Citizens business but it’s still gone. The remaining parts of the business are attractive for us — if you look back to the announcement when we set out our initial proposals to acquire ABN AMRO as part of the consortium we set out our interest in the Global Wholesale Bank and in their international retail businesses as well as La Salle.  La Salle is not there but those other 2 parts are just as interesting for us as they were from the outset. Their problems don’t stem from having bad businesses the ones we are acquiring, we think will move our strategy forward in GBM by a long way.

Presenter

What do its problems stem from and how can RBS solve them?

Sir Fred Goodwin

I think, firstly the consortium can solve them by separating the business out, ABN has, if anything too many businesses, too many opportunities, and not enough resource, either management or financial, to invest in the development of them and its held its performance back over quite a long time now and I think they’ve made bad choices of strategy and bad choices of prioritizing, but that doesn’t detract from the quality of the individual business. So what RBS and our partners in the consortium can bring is resource and focus and management so the whole of ABN is being split across 3 people so you’ve got 3 times the resource 3 times the talent to apply to it.

Presenter

But what is really clear about your results and the way you operate is that your cost:income ratio is very good. So could you bring that skill to the ABN business?

Sir Fred Goodwin

Absolutely. The results we are talking about today, we’ve seen all of the growth in profit, we’ve seen a 21% growth in earnings per share and a 2% increase in Manufacturing costs. I think that’s pretty impressive and its certainly at the core of our plans for the ABN businesses we acquire to leverage common infrastructure and try and do things once but to apply them across as many customers as we possibly can.

Presenter

This has been quite a long drawn-out, rather public battle.

Sir Fred Goodwin

Tell me about it.

Presenter

The thing is in terms of the share price and how that’s looked, A lot of people who work for you think that the response that the share price has given, means that the markets don’t like this deal — is that how you interpret it or not?

Sir Fred Goodwin

Not at all, in fact the feedback that we have had from our shareholders has been very positive but the deal is taking place against a background, where there’s one measure, the FTSE share index has dropped from just under 6800 to 6200 and something. We’ve seen 2 days this week, 3 days in fact with over 100 points of movement in the market, 2 of them down and 1 up, and take your pick where today’s will finish up.

The board remains confident and I remain confident and our shareholders remain pretty confident of our prospects as a result of this deal, this gives us another notch forward. I don’t want to keep harking back into ancient history about NatWest but it was a difficult period short term for the share price when we took over NatWest, but the results we are talking about today are built on the foundation that was created by bringing the NatWest business and the RBS business together.

Presenter

It’s a nerve-wracking time though to be doing a deal isn’t it when I think many people are looking at the markets at the moment….and thinking “well I really think they are going over the top,” you are really having to hold your nerve.

Sir Fred Goodwin

I think, always when you’ve got a large deal you’ve got to hold your nerve. You could maybe point me to an easy time to do a large deal and we could try and accommodate it. The reality is also that this deal has come about because ABN effectively put itself up for sale. The timing here is not of our choosing. The timing is when the opportunity has arisen so we’re responding to it. There is never a non-nerve wracking time with a large deal.

Presenter

What’s Plan B?

Sir Fred Goodwin

This is Plan B. Plan A is what we were doing all along which is growing the business organically. The irony here is that when we were announcing our full year results. I was happily saying we had no plans for acquisition: look at the results look at the organic growth. We’d no need for any acquisitions. That’s true today — these results we are showing are organic so we don’t need to make acquisitions to take the Group forward —and to continue to grow and to build on the strength we’ve got. This opportunity has come up completely out of the blue but it’s an opportunity we think we want to go after. But it’s Plan B, Plan A is to carry on doing what we are doing. If we don’t get this I’ll certainly be disappointed, my colleagues on GEMC will be disappointed, the Board will be disappointed….others will be disappointed but it doesn’t mean that we need to be scratching around for a Plan C. Plan A remains Plan A.

[End of Transcript]